[ADMA LETTERHEAD]

June 4, 2012

VIA EDGAR

Mr. Justin Dobbie Mr. John Dana Brown United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549

Re:	ADMA Biologics, Inc. Amendment No. 2 to Form 8-K Filed April 24, 2012 File No. 000-52120

Dear Messrs. Dobbie and Brown:

By letter dated May 9, 2012, you provided comments on the above-referenced filing of ADMA Biologics, Inc. (the “Company”).   The Company currently expects to submit its response letter via EDGAR, along with an amendment to the above-referenced filing, on or before June 15, 2012.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (201) 478-5552 or Jeffrey Baumel or Roland Chase at our outside counsel, SNR Denton US LLP, at (973) 912-7100.

Sincerely,

/s/ Adam S. Grossman

Adam S. Grossman
President and Chief Executive Officer